UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-11071
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI UTILITIES, INC. SAVINGS PLAN
2525 N. 12th Street, Suite 360
READING, PA 19612
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI UTILITIES, INC.
SAVINGS PLAN
FINANCIAL STATEMENTS & SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2010 and 2009

UGI UTILITIES, INC.
SAVINGS PLAN
All other schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
UGI Utilities, Inc. Savings Plan
We have audited the accompanying statements of net assets available for benefits of UGI Utilities, Inc. Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UGI Utilities, Inc. Savings Plan as of December 31, 2010 and 2009, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 22, 2011

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS:
Investments (Notes 3 and 5)	$141,415,252	$120,123,427

Receivables:
Participants’ contributions receivable	—	293,437
Employers’ contributions receivable	—	87,210
Notes receivable from participants	3,183,208	3,143,774

Total assets	144,598,460	123,647,848

LIABILITIES:
Accrued administrative expenses	7,030	5,606

Total liabilities	7,030	5,606

Net assets available for benefits at fair value	144,591,430	123,642,242

Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(568,928)	(272,016)

Net assets available for benefits	$144,022,502	$123,370,226

See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009

Additions:
Participants’ contributions	$7,585,721	$8,221,263
Employers’ contributions	2,460,522	2,553,238
Participants’ rollover contributions	287,503	624,822
Investment income:
Dividends and interest	2,679,330	2,320,110
Net appreciation in value of investments	15,073,479	16,458,484
Net transfers of participants’ balances	—	130,754
Interest on notes receivable from participants	169,713	204,940
Other additions	8,400	—

Deductions:
Administrative fees	(47,706)	(44,670)
Distributions to participants	(7,327,570)	(7,587,183)
Net transfers of participants’ balances	(237,116)
Other deductions	—	(8,434)

Net increase	20,652,276	22,873,324

Net assets available for benefits — beginning of year	123,370,226	100,496,902

Net assets available for benefits — end of year	$144,022,502	$123,370,226

See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following brief description of the UGI Utilities, Inc. Savings Plan (the “Plan”) provides general information on the provisions of the Plan in effect on December 31, 2010 and during the periods covered by the financial statements. More complete information is included in the Plan documents.
General. The Plan is a defined contribution plan covering employees of UGI Utilities, Inc. and its subsidiaries (collectively, “UGI Utilities”), its holding company parent UGI Corporation (“UGI”), and certain affiliated companies (collectively, the “Employers”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Board of Directors of UGI Utilities.
Contributions. Generally a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. In addition all participants may elect to contribute to the Plan on an after-tax basis through payroll deduction an amount equal to from 1% to 20%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Calendar year before-tax and after-tax contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For both the 2010 and 2009 Plan Years, the IRC before-tax contribution limit was $16,500. After-tax contributions are subject to limits set by the Plan and Section 402(g) of the IRC. A participant may increase the rate of, or reduce or suspend, his or her before-tax or after-tax contributions at any time by contacting the Plan’s recordkeeper, Fidelity Institutional Retirement Services Co. (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRS and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age and must be contributing the IRC or Plan limit. The maximum catch-up contributions for both the 2010 and 2009 Plan Years was $5,500. Catch-up contributions are not eligible for the Employers’ matching contribution (as described below).
A participant will at all times be fully (100%) vested in the portion of his or her account attributable to participant contributions.
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in section 401(a) of the IRC or from a “rollover” individual retirement plan described in section 408 of the IRC, but only if the deposit qualifies as a tax-free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
For each pay period during a plan year, the Employers may, at their discretion, make a contribution to the Plan equal to a percentage of participant before-tax and after-tax contributions. Generally, for eligible Plan participants hired prior to January 1, 2009, the Employer matching contribution is equal to 50% of the first 3% of eligible compensation and 25% of the next 3% of eligible compensation that such participant has elected to make on his or her behalf in salary deferrals to the Plan or has elected to contribute to the plan as after-tax contributions. Generally, eligible employees hired on or after January 1, 2009 receive an Employer matching contribution of 100% of up to 5% of eligible compensation that such participants have elected to make on a before-tax or after-tax basis. Certain other Plan participants covered by collective bargaining agreements and certain affiliate companies’ Plan participants have a different Employer matching contribution rate.
Generally, a participant is fully vested in the portion of his or her account attributable to Employers’ matching contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. Certain Plan participants covered by collective bargaining agreements have a different vesting schedule for employer matching contributions. In addition, a participant is fully vested in the portion of his or her account attributable to Company contributions upon the attainment of normal retirement age (as defined in the Plan document), total disability (as defined by the Plan document) or death while in the employ of the Employers or an affiliated company. For Plan purposes, a participant will attain normal retirement age on the later of his or her 65th birthday or the fifth anniversary of his or her date of hire. For vesting purposes, participants in the Plan who were former employees of businesses acquired by UGI Utilities generally receive credit for past eligible service with such acquired business.
A participant who terminates employment before he or she is vested will forfeit nonvested amounts attributable to the Employers’ contributions. These forfeited amounts remain in the Plan and are available to reduce future Employer contributions. For the 2010 Plan Year, forfeitures of $14,877 were used to reduce the Employers’ contributions. For the 2009 Plan Year, forfeitures of $42,304 were used to reduce the Employers’ contributions. During the 2010 and 2009 Plan Years, $46,725 and $16,116, respectively, were forfeited from participants’ accounts. As of December 31, 2010 and 2009, there were $43,499 and $11,504, respectively, of forfeitures remaining in the Plan.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock Fund, a common collective trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between funds at any time with no limit. Participants may change their investment elections for future contributions at any time. Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. References to “Fidelity” in the table of trust investments below refer to investment funds managed by Fidelity Management & Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Note 3) refer to investment funds managed by The Vanguard Group.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Distributions. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined in the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement or total disability shall be equal to the proceeds of liquidation of the vested portion of his or her account. Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to age 70 1/2, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution.
A participant who continues to work past age 70 1/2 will receive a mandatory required distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.
Withdrawals. Generally, a participant may withdraw up to 50% of the balance of his or her account attributable to after-tax contributions at any time. However, the withdrawal must be in an amount of at least $250. If any portion of the amount withdrawn is attributable to contributions that were matched by the Employers, the participant’s participation in the Plan will be suspended for the three-month period following the withdrawal. No more than one such withdrawal in any calendar year is permitted from each of the matched and unmatched portions of a participant’s after-tax contribution account.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) and rollover contributions, only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses for the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need. A participant’s participation in the Plan is suspended for the six-month period following a hardship withdrawal.
Active employees who reach age 59 1/2 can elect, once a year, a partial in-service withdrawal generally in an amount not less than $1,000. While a participant is still employed by any of the Employers, withdrawals of amounts attributable to Employers’ contributions and post-1988 earnings on participant before-tax contributions are not permitted.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Loan Provision. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant’s before-tax and rollover account balances, or (ii) $50,000 less the highest balance of any loan during the prior twelve-month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant’s account is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Employers. Other than the Plan fees described below, the Employers currently pay such expenses. Each active Plan account is assessed a quarterly recordkeeping fee of $4.25. This fee is automatically deducted in the month following the end of the quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Mutual fund expenses are paid to fund managers from mutual fund assets.
Plan Termination. Although it has not expressed any intent to do so, UGI Utilities has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.
Plan Amendment. UGI Utilities may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document, however, may be made by the Retirement Committee without Board approval.
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
2. Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.
Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits reflect the Plan’s investments at their fair values except for the Plan’s investment in the Vanguard Retirement Savings Trust III (a common collective trust fund investment) which is stated at its fair value and adjusted to contract value (as further described below). As reported by Fidelity Management Trust Company, the Plan’s investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Shares of UGI Common Stock, which are traded on a national securities exchange, are included in the UGI Common Stock Fund at fair value based upon quoted market prices. Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.
The Statement of Net Assets Available for Benefits reflects the Plan’s interest in the Vanguard Retirement Saving Trust III at fair value, determined by discounting the related cash flows based upon current yields of similar instruments with comparable duration. Such amounts are then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.
Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.
Distributions are made to Plan participants based upon the fair value of each participant’s investment account (except for investments of the Vanguard Retirement Savings Trust III for which distributions are based upon contract value and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.
Transfers of participant balances represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan, which is an affiliated plan.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded when earned. No allowances for credit losses have been recorded as of December 31, 2010 and 2009. See Note 4 below.
Fair Value Measurements. The Plan performs fair value measurements in accordance with Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Codification (“ASC”) 820 (“ASC 820”), Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.
Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, market and credit risk. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
3. Trust Investments
The components of trust investments by fund at December 31, 2010 and 2009 are as follows:

	December 31,
	2010		2009
Mutual Funds:
Fidelity U.S. Bond Index Fund (shares — 802,001 and 638,082, respectively)	$9,086,674	*	$7,057,182	*

Fidelity Equity Income Fund (shares — 232,508 and 238,593, respectively)	10,290,782	*	9,338,527	*

Fidelity Magellan Fund (shares — 202,313 and 201,489, respectively)	14,499,797	*	12,959,751	*

Fidelity Growth Company Fund (shares — 100,501 and 87,025, respectively)	8,356,642	*	6,002,990

Vanguard Institutional Index Fund (shares — 93,600 and 91,936, respectively)	10,764,884	*	9,375,594	*

Vanguard Prime Money Market Fund (shares — 8,861,181 and 8,921,971, respectively)	8,861,181	*	8,921,971	*

Vanguard Target Retirement Income Fund (shares — 46,480 and 41,208, respectively)	524,289		436,398

Vanguard Target Retirement 2005 Fund (shares — 26,706 and 36,769, respectively)	313,261		403,726

Vanguard Target Retirement 2010 Fund (shares — 25,290 and 27,920, respectively)	564,228		572,915

Vanguard Target Retirement 2015 Fund (shares — 674,774 and 689,264, respectively)	8,380,691	*	7,795,578	*

Vanguard Target Retirement 2020 Fund (shares — 157,577 and 130,305, respectively)	3,482,450		2,600,888

Vanguard Target Retirement 2025 Fund (shares — 662,650 and 624,256, respectively)	8,362,644	*	7,066,573	*

Vanguard Target Retirement 2030 Fund (shares — 42,773 and 33,546, respectively)	927,316		647,773

Vanguard Target Retirement 2035 Fund (shares — 219,681 and 181,448, respectively)	2,875,620		2,108,422

Vanguard Target Retirement 2040 Fund (shares — 23,876 and 13,477, respectively)	513,331		256,728

Vanguard Target Retirement 2045 Fund (shares — 91,516 and 74,244, respectively)	1,235,470		892,408

Vanguard Target Retirement 2050 Fund (shares — 6,150 and 3,421, respectively)	131,618		65,385

Vanguard Extended Market Index Fund (shares — 186,717 and 181,168, respectively)	7,705,804	*	5,920,573

Fidelity Spartan International Index Fund (shares — 130,278 and 143,992, respectively)	4,581,888		4,816,525

Assets in Fidelity Brokerage Link Account — various investments include registered investment companies funds, money market funds and cash	5,401,693		4,735,080

Common Collective Trusts:
Vanguard Retirement Savings Trust III (shares — 12,538,776 and 11,751,644, respectively)	13,107,704	*	12,023,660	*

UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 537,748 and 523,273, respectively)	21,284,056	*	15,996,442	*
Dividends receivable	163,229		128,338

	21,447,285		16,124,780

Total trust investments — fair value	$141,415,252		$120,123,427

Total trust investments — cost	$129,079,526		$122,843,379

*	Investment represents five percent or more of net assets available for benefits.
The net appreciation (depreciation) in fair value of investments during the years ended December 31, 2010 and 2009 by major investment category follows:

	Year Ended December 31,
	2010	2009
Registered investment company funds	$9,634,538	$15,298,637
UGI Common Stock Fund	4,757,534	(33,351)
Other	681,407	1,193,198

Total net appreciation in fair value	$15,073,479	$16,458,484

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The UGI Corporation Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in the fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.
During the 2010 and 2009 Plan Years, the Plan purchased, at market prices, 48,019 and 51,993 shares of UGI Corporation Common Stock directly from UGI Corporation for $1,313,305 and $1,272,111, respectively.
4. Newly Adopted Accounting Standards and Accounting Standards Not Yet Adopted
In September 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-25, Plan Accounting — Defined Contribution Pension Plans (“ASU 2010-25”) to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. This standard requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 31, 2010 and is applied retrospectively to all periods presented. Early adoption is permitted. The Plan adopted ASU 2010-25 in the year ending December 31, 2010. The adoption of this standard did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (“ASU 2010-06”) to require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and transfers among Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 5 below. The Plan adopted ASU 2010-06 in the year ending December 31, 2010 except for certain provisions regarding purchases, sales, issuances and settlements of activity in the roll forward of activity in Level 3 fair value measurements that will be effective in the year ending December 31, 2011. The partial adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
5. Fair Value Measurement
The Plan performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that the fair value should be based upon assumptions that market participants would use when pricing an asset or liability, including assumption about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:
•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access;
•
Level 2 — inputs other than quoted prices included in Level 1 that are either directly or indirectly observable, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or by other means;

•	Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2010 and 2009:

	December 31, 2010
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Total
Registered investment company mutual funds	$97,999,082	$—	$—	$97,999,082
Money market mutual fund	8,861,181	—	—	8,861,181
UGI Common Stock fund	21,447,285	—	—	21,447,285
Common collective trust	—	13,107,704	—	13,107,704

Total investments measured at fair value	$128,307,548	$13,107,704	$—	$141,415,252

	December 31, 2009
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Total
Registered investment company mutual funds	$83,053,016	$—	$—	$83,053,016
Money market mutual fund	8,921,971	—	—	8,921,971
UGI Common Stock fund	16,124,780	—	—	16,124,780
Common collective trust	—	12,023,660	—	12,023,660

Total investments measured at fair value	$108,099,767	$12,023,660	$—	$120,123,427

The Plan’s valuation methodology used to measure the fair values of registered investment company mutual funds (including mutual funds in the Brokerage Link accounts), the Vanguard Prime Money Market Fund and the UGI Common Stock fund were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of common collective trust fund are included in Note 2.
6. Federal Income Tax Status
On December 6, 2002, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of November 27, 2002 under Section 401(a) of the IRC. In compliance with the Pension Protection Act of 2006, which requires plans to submit an application for determination letter every five years, on January 28, 2011 the Plan submitted a new application to the Internal Revenue Service. As of the report date formal acceptance has not been made by the Internal Revenue Service.
The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers’ contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Services. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

UGI UTILITIES, INC.
SAVINGS PLAN
EIN 23-1174060, Plan #008
Schedule H, Line 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2010
	Number of
	Shares or
	Principal			Current
Name of Issuer and Title of Issue	Amount		Cost	Value

Mutual Funds:
FIDELITY U.S. BOND INDEX FUND (1) (2)	802,001	shrs	$8,856,744	$9,086,674
FIDELITY EQUITY INCOME FUND (1) (2)	232,508	shrs	10,664,452	10,290,782
FIDELITY MAGELLAN FUND (1) (2)	202,313	shrs	16,962,412	14,499,797
FIDELITY GROWTH COMPANY FUND (1)(2)	100,501	shrs	6,482,151	8,356,642
VANGUARD INSTITUTIONAL INDEX FUND (1)	93,600	shrs	10,064,271	10,764,884
VANGUARD PRIME MONEY MARKET FUND (1)	8,861,181	shrs	8,861,181	8,861,181
VANGUARD TARGET RETIREMENT INCOME FUND	46,480	shrs	488,654	524,289
VANGUARD TARGET RETIREMENT 2005 FUND	26,706	shrs	302,708	313,261
VANGUARD TARGET RETIREMENT 2010 FUND	25,290	shrs	526,451	564,228
VANGUARD TARGET RETIREMENT 2015 FUND (1)	674,774	shrs	7,615,105	8,380,691
VANGUARD TARGET RETIREMENT 2020 FUND	157,577	shrs	3,014,909	3,482,450
VANGUARD TARGET RETIREMENT 2025 FUND (1)	662,650	shrs	7,764,650	8,362,644
VANGUARD TARGET RETIREMENT 2030 FUND	42,773	shrs	772,605	927,316
VANGUARD TARGET RETIREMENT 2035 FUND	219,681	shrs	2,594,257	2,875,620
VANGUARD TARGET RETIREMENT 2040 FUND	23,876	shrs	427,351	513,331
VANGUARD TARGET RETIREMENT 2045 FUND	91,516	shrs	1,123,131	1,235,470
VANGUARD TARGET RETIREMENT 2050 FUND	6,150	shrs	110,356	131,618
VANGUARD EXTENDED MARKET INDEX FUND (1)	186,717	shrs	6,109,090	7,705,804
FIDELITY SPARTAN INTERNATIONAL INDEX FUND (2)	130,278	shrs	4,537,070	4,581,888

Total Mutual Funds			97,277,548	101,458,570

ASSETS IN FIDELITY BROKERAGE LINK ACCOUNTS (2)	Various investments include registered investment companies funds, money market funds and cash		5,147,272	5,401,693

Common Collective Trust:
VANGUARD RETIREMENT SAVINGS TRUST III (1) (4)	12,538,776	shrs	12,538,776	12,538,776

UGI Common Stock Fund (1) (2):
UGI Corporation Unitized Stock Fund	537,748	units	13,952,701	21,284,056
Dividends receivable	$163,229		163,229	163,229

			14,115,930	21,447,285

PARTICIPANT LOANS
Loan principal outstanding (4.25% – 10.50%) (2) (3)			3,183,208	3,183,208

Total — all funds			$132,262,734	$144,029,532

(1)	Investment represents 5% or more of the net assets available for benefits.

(2)	Party in interest.

(3)	Range of interest rates for loans outstanding as of December 31, 2010.

(4)	Contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI Utilities, Inc. Savings Plan
Date June 22, 2011	By:	/s/ Denise M. Bassett
		Name:	Denise M. Bassett
		Title:	Manager of Compensation and Benefits of UGI Utilities, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Morison Cogen LLP